Via Facsimile and U.S. Mail
Mail Stop 6010

October 23, 2007

Mr. Declan Daly
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)
Isolagen, Inc.
405 Eagleview Boulevard
Exton, PA  19341

**Re:    Isolagen, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2006**
**Filed March 16, 2007**
**File No. 001-31564**

Dear Mr. Declan:

        We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Joel Parker
Accounting Branch Chief